

SHARON STEVENS
GAINESVILLE, FL, US
CERTIFIED PUBLIC ACCOUNTANT

To Whom It May Concern   **JUNE 5, 2025**

Re: Independent Accountant's Review Report – Fiscal Year Ended December 31, 2024

Am a certified public accountant and I have reviewed the accompanying financial statements of **Swift Ride, LLC** (a Georgia limited liability company), which comprise the **Balance Sheet as of December 31, 2024**, and the related **Income Statement** and **Statement of Cash Flows** for the year then ended, along with the **Notes to the Financial Statements.**

This review was conducted in accordance with the **Statements on Standards for Accounting and Review Services (SSARS)** issued by the American Institute of Certified Public Accountants (AICPA).

The management of Swift Ride, LLC is responsible for the preparation and fair presentation of the financial statements in accordance with **U.S. Generally Accepted Accounting Principles (GAAP)** and for the design and implementation of internal controls to ensure the accuracy of such financial reporting.

Swift Ride, LLC continued to expand its business operations in 2024, which focuses on affordable car subscription services for underserved communities. Highlights from the fiscal year include:

- Annual revenue increased to **$440,495**, up from $106,719
- Net loss widened to **$133,933**, primarily due to investment in scaling
- The vehicle fleet grew from 19 to **33 vehicles**
- Year-end assets totaled **$278,879** with liabilities of **$283,304**

The financial statements have been prepared on an accrual basis, with depreciation recognized using the straight-line method over a five-year estimated useful life for fleet assets.

Should you require any further information or have additional questions, please feel free to contact me.

Sincerely,

Certified Public Accountant
support@cfcertifiedcpa.com
AC0003483